UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HERBALIFE LTD.
(Name of Issuer)

Common Shares, par value $0.002 per share
(Title of Class of Securities)

G4412G 10 1
(CUSIP Number)

Leslie Stanford 1490 Lafayette Street Suite 201 Denver, Colorado 80218	Markus Lehmann Kreuzbuehel 15 FL-9493 Mauren, Liechtenstein
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Greenberg Traurig, LLP
The Met Life Building
200 Park Avenue
New York, New York 10166
Attention:    Michael B. Solovay
Lorenzo Borgogni
Telephone: (212) 801-9200

March 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box.   ⁪

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (the ‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Leslie Stanford, Markus Lehmann, John Peterson, Jose Paulo Rodrigues Dinis da Silva, J.M. Bos-Vuijst, Ronald P.J. Bos, Michiko Dejaeghere, Tae Ho Kim, Susan Peterson, Leung Sze Man, Fredrick J. Cohn, Enrique Javier Varela Barrios, Juan Jose Najera Diaz and Arie Baratz with the Securities and Exchange Commission on March 28, 2007 (the ‘‘Schedule 13D’’). Item 4 of the Schedule 13D is amended as set forth below, and all other Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 is hereby amended to add the following supplemental information:

‘‘On March 29, 2007, the Issuer issued a press release announcing that the Special Committee of the Board of Directors of the Issuer (the ‘‘Special Committee’’) had rejected Buyer’s proposal set forth in the Proposal Letter to acquire the outstanding Common Shares of the Issuer for $38.00 per share in cash.

In response to the Special Committee’s rejection of Buyer’s proposal, on March 30, 2007, Buyer delivered a letter (the ‘‘Response Letter’’) to the Special Committee. In the Response Letter, Buyer stated that it was surprised and disappointed that the Special Committee chose not to discuss the Proposal Letter with Buyer or include the Issuer’s distributors in its strategic review process. Buyer also informed the Special Committee that it was withdrawing the proposal made in the Proposal Letter as a result of the Special Committee’s rejection of Buyer’s proposal and its unwillingness to discuss the proposal with Buyer or include the Issuer’s distributors in the Special Committee’s process, as Buyer did not believe that it would be fruitful to continue with the proposal. As part of the Response Letter, Buyer noted that it would continue to monitor developments at the Issuer and reserved the right to reconsider a possible transaction with the Issuer. In addition, Buyer advised the Special Committee that it may engage in sales or purchases of Common Shares of the Issuer, on the open market or otherwise, subject to applicable restrictions under U.S. securities laws.

The information set forth in response to this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Proposal Letter and the Response Letter, which appear as Exhibits O and P, respectively, and are incorporated herein by reference.’’

Item 7.    Material to be Filed as Exhibits

The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following Exhibits:

Exhibit O	Proposal Letter from Whitney V, L.P. to the Issuer, dated February 2, 2007(1)
Exhibit P	Response Letter from Whitney V, L.P. to the Special Committee of the Board of Directors of the Issuer, dated March 30, 2007(2)

(1) Incorporated by reference to Exhibit B of the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on February 2, 2007.

(2) Incorporated by reference to Exhibit AA of Amendment No. 6 to the Schedule 13D filed by Whitney V, L.P. and certain of its affiliates with the SEC on March 30, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated as of March 30, 2007

/s/ Leslie Stanford
Leslie Stanford

/s/ Leslie Stanford*
Markus Lehmann

/s/ Leslie Stanford*
John Peterson

/s/ Leslie Stanford*
J.M. Bos-Vuijst

/s/ Leslie Stanford*
Ronald P.J. Bos

/s/ Leslie Stanford*
Jose Paulo Rodrigues Dinis da Silva

/s/ Leslie Stanford*
Michiko Dejaeghere

/s/ Leslie Stanford*
Tae Ho Kim

/s/ Leslie Stanford*
Susan Peterson

/s/ Leslie Stanford*
Leung Sze Man

/s/ Leslie Stanford*
Fredrick J. Cohn

/s/ Leslie Stanford*
Enrique Javier Varela Barrios

/s/ Leslie Stanford*
Juan Jose Najera Diaz

/s/ Leslie Stanford*
Arie Baratz

* Leslie Stanford is signing on behalf of Markus Lehmann, John Peterson, Jose Paulo Rodrigues Dinis da Silva, J.M. Bos-Vuijst, Ronald P.J. Bos, Michiko Dejaeghere, Tae Ho Kim, Susan Peterson, Leung Sze Man, Fredrick J. Cohn, Enrique Javier Varela Barrios, Juan Jose Najera Diaz and Arie Baratz as attorney-in-fact pursuant to a power of attorney that is attached as Exhibit A to the Schedule 13D that was previously filed with the SEC on March 28, 2007, and is hereby incorporated by reference herein.